Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 29, 2011

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock, Jr.

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 033-61810; 811-07674) Transamerica Partners Fund Group II (File Nos. 333-00295; 811-07495) (the “Registrants”)

Dear Mr. Hallock:

Reference is made to the filings of the registration statements on Form N-1A (Transamerica Partners Funds Group - Accession Number: 00009930413-11-001263 and Transamerica Partners Funds Group II – Accession Number: 0000930413-11-001262) on February 25, 2011 on behalf of the Registrants. With respect to the registration statements, the Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Timothy J. Bresnahan on April 14, 2011. Set forth below are the Staff’s comments and the Registrants’ responses.

General Comments

a.         Comment: Master/Feeder Structure: Please clarify the master/feeder arrangement in each prospectus. Indicate in the footnote to the fee table and the principal strategy section that the series invests solely in an underlying investment company. Review the 1993 Generic Disclosure Comment Letter regarding such disclosure.

Response: The Registrants have made revisions consistent with the Staff’s comment.

b.         Comment: Fundamental Policies-Concentration: Please review Guide 19 in the Guidelines to Form N-1A and clarify the fund’s fundamental policy on concentration.

Response: The Registrants note that each of the funds in the Transamerica Asset Management Group complex has the same fundamental policy regarding concentration. Further, fund shareholders recently approved (in late 2007) new fundamental policies, including the concentration policy. In addition, any change to this fundamental policy would require shareholder approval. For these reasons, the Registrants do not plan to make any changes to the concentration policy at this time. The Registrants have added disclosure to the prospectuses for

Transamerica Partners Stock Index and Transamerica Partners Institutional Stock Index to clarify when and under what conditions these funds would concentrate in a particular industry. The Registrants also note that the prospectuses for Transamerica Partners Money Market and Transamerica Partners Institutional Money Market disclose that each fund may invest more than 25% of its total assets in obligations of U.S. banks.

c.         Comment: Principal Strategies: Please ensure that “derivatives” disclosure considers SEC requirements and addresses new updates. Please confirm that the derivatives disclosure in the strategy sections for Transamerica Partners Balanced/Transamerica Partners Institutional Balanced and Transamerica Partners Small Value/Transamerica Partners Institutional Small Value accurately describes each fund’s use of derivatives.

Response: The Registrants have made revisions consistent with the Staff’s comment.

d.         Comment: Principal Risks: In the narrative introduction to the principal risk disclosure the prospectus states that the “following is a summary of certain risks.” Use of the term “certain” suggests that these may not be all of the risks of investing in the portfolio. Please clarify that this disclosure represents a summary of the principal risks of investing in the portfolio.

Response: The Registrants note that the disclosure in question is the same as the disclosure contained in the prospectuses for Transamerica Funds. The Transamerica Funds are retail funds with an October 31 fiscal year-end that recently went through an annual update. The Registrants wish to keep the disclosure consistent with Transamerica Funds, but will revise the disclosure during the funds’ next ordinary course annual update.

e.         Comment: Purchase and Sale of Fund Shares: Please confirm that this section conforms to the requirements of Item 6 of Form N-1A. Consider indicating that the feeder fund is offered through retirement plans and removing disclosure regarding waiver of the minimum initial investment.

Response: The Registrants believe the disclosure conforms to the requirements of Item 6. Accordingly, no change has been made at this time.

f.         Comment: Tax Information: Please remove the sentence “Distributions received by such a plan are currently exempt from tax. Distributions from the plan to the plan participant are taxable of ordinary income.” All investors would have tax-advantaged status.

Response: The Registrants have removed the disclosure in question.

g.         Comment: Principal Strategies: Please revise the principal strategies for all funds subject to Rule 35d-1 to reflect that the 80% test applies to the fund’s net assets plus the amount of borrowing, if any, for investment purposes. Pursuant to the Adopting Release for Investment Company Names, please replace “related investments” (which is too broad) with “other investments with similar economic characteristics.”

Response: The Registrants have made revisions consistent with the Staff's comment.

Transamerica Partners Small Value and

Transamerica Partners Institutional Small Value

h.         Comment: Fee Table: Please clarify supplementally the circumstances under which the fee waiver can be terminated and by whom. Please confirm that the 10 year numbers in the example table reflect the loss of the fee cap after 2017.

Response: The Registrants note that the fee waivers will only terminate prior to 2017 if Transamerica Asset Management, Inc. ceases to serve as investment adviser to the underlying master fund in which the fund invests. The Registrants confirm that the 10 year numbers in the example table reflect the loss of the fee cap after 2017.

i.         Comment: Principal Investment Strategies: Please clarify that, as the capitalizations of the companies in the indexes change, the size of the companies the fund holds will also change.

Response: The Registrants have made revisions consistent with the Staff's comment.

j.         Comment: Principal Risks: The Staff notes that the principal risks disclose the risks associated with Fixed Income Securities. Please ensure that all disclosed risks have a corresponding principal investment strategy, and vice versa.

Response: The Registrants have reviewed the principal risks and believe that each correspond to a principal investment strategy.

Transamerica Partners High Quality Bond and

Transamerica Partners Institutional High Quality Bond

k.         Comment: Principal Investment Strategies: “High quality” is generally understood to refer to the top two tiers of fixed income securities. However, these funds include below-investment grade securities in their principal investment strategies. Please revise each fund’s strategy to reflect that it invests principally in investment-grade securities.

Response: The Registrants have made revisions consistent with the Staff's comment.

Transamerica Partners Money Market and

Transamerica Partners Institutional Money Market

l.         Comment: Money Market: Please move the sentence regarding each fund’s floating NAV to the first paragraph of the Principal Investment Strategies section.

Response: The Registrants have made revisions consistent with the Staff's comment.

On behalf of the Registrants, it is hereby acknowledged that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosure in this filing;
•	the actions of the SEC or its staff acknowledging the effective dates of these filings do not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosure in these filings; and
•	the Registrants may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Transamerica Asset Management, Inc.